Filed Pursuant to Rule 433 of the Securities Act
of 1933 Issuer Free Writing Prospectus dated
July 24, 2019 Relating to Preliminary
Prospectus dated July 12, 2019
Registration No. 333-232004

Wanda Sports Group Company Limited
Supplement and Update to Preliminary Prospectus Dated July 12, 2019

        This free writing prospectus relates to the public offering of American depositary shares ("ADSs") of Wanda Sports Group Company Limited ("WSG") and should be read together with the preliminary prospectus dated July 12, 2019 (the "Preliminary Prospectus") that was included in Amendment No. 2 to the Registration Statement on Form F-1 relating to this offering of ADSs. The Preliminary Prospectus can be accessed through the following link: https://www.sec.gov/Archives/edgar/data/1771279/000104746919004153/a2239116zf-1a.htm.

        References to "WSG," "we," "us," and "our" are used in the manner described in the Preliminary Prospectus. The following information supplements and updates the information contained in the Preliminary Prospectus.

ADSs offered by us	28,000,000 (or 32,200,000 ADSs if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
ADSs offered by the Selling Shareholders	0 (ADSs are only being offered by us).
Price per ADS	We currently estimate that the initial public offering price will be between US$9.00 and US$11.00 per ADS.
ADSs outstanding immediately after this offering	28,000,000 (or 32,200,000 ADSs if the underwriters exercise in full their over-allotment option to purchase additional ADSs).
Ordinary shares outstanding immediately after this offering

211,331,173 ordinary shares, comprised of (i) 64,363,466 Class A ordinary shares and (ii) 146,967,707 Class B ordinary shares (or 217,631,173 ordinary shares comprised of (i) 70,663,466 Class A ordinary shares and (ii) 146,967,707 Class B ordinary shares, if the underwriters exercise in full their over-allotment option to purchase additional ADSs).

Option to purchase additional ADSs

We have granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate amount of 4,200,000 additional ADSs to cover over-allotments.

Allocation for certain investors

            investors who have been identified to the underwriters by us have been allocated an aggregate number of approximately            ADSs in this offering at the initial public offering price and on the same terms as the other ADSs being offered. Such investors are not our existing shareholders, directors or officers.

Use of Proceeds

We expect to receive net proceeds of approximately US$254.3 million from this offering (or approximately US$293.8 if the underwriters exercise their over-allotment option to purchase additional ADSs in full), assuming an initial public offering price of US$10.00 per ADS, which is the midpoint of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

As adjusted capitalization

Based on the initial public offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, as of March 31, 2019, on an as adjusted basis, our total capitalization, including indebtedness, would have been approximately US$1,553 million.

Dilution

Without taking into account any other changes in net tangible book value after March 31, 2019, other than to give effect to our issuance and sale of the ADSs offered in this offering at the assumed offering price of US$10.00 per ADS, the midpoint of the estimated range of the initial public offering price, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted negative net tangible book value as of March 31, 2019 would have been US$756 million, or negative US$3.58 per ordinary share and negative US$5.37 per ADS. This amount represents an immediate increase in as adjusted net tangible book value of US$2.42 per ordinary share and US$3.63 per ADS to existing shareholders and an immediate dilution in as adjusted net tangible book value of US$10.25 per ordinary share and US$15.37 per ADS to investors purchasing ADSs in this offering. The discussion above does not reflect the exercise of any share options granted or to be granted.

        WSG has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the "SEC") for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents WSG has filed with the SEC for more complete information about WSG and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, WSG, any underwriter or any dealer participating in the offering will arrange to send you these documents if you request them by contacting Morgan Stanley & Co. LLC, 180 Varick Street, New York, NY 10014, United States, via telephone at +1 917 606-8487, Deutsche Bank Securities Inc., 60 Wall Street, New York, NY 10005, United States, via telephone at +1 800 503-4611, and Citigroup Global Markets Inc., Broadridge, 1155 Long Island Avenue, Bays 4-9, Edgewood, New York, NY 11717, United States, via telephone at +1 800 831-9146. The information in this communication supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus.